bt atkinson, esq.
Resident in Charlotte Office
direct dial:  (704) 749- 8954
fax (704) 749-8990
batkinson@pogolaw.com

December 16, 2008

VIA EDGAR

Mr. William C. Friar
Senior Financial Analyst
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

RE:         First Reliance Bancshares, Inc.
Preliminary Proxy Statement on Schedule 14A
File No. 000-49757
Filed December 8, 2008

Dear Mr. Friar:

On behalf of First Reliance Bancshares, Inc. (the “Registrant”) we hereby transmit for filing via EDGAR with the Securities and Exchange Commission (the “Commission”)the Registrant’s revised Proxy Statement on Schedule 14A.  The Registrant’s responses to the comments it received from the staff in your letter dated December 11, 2008 are included in the revised Proxy Statement and in this letter.  We have reproduced in bold faced type the staff’s comment before each response in this letter.

First Reliance’s TARP Application, page 8

1.           Please discuss how your participation in the Capital Purchase Program may:
•	impact the holders of any outstanding senior classes of your securities;
•	impact the rights of your existing common shareholders;
•	require you to expand your board of directors to accommodate Treasury Department appointments to it;
•	require you to register for resale you have issued to the Treasury Department; and
•	impact how you operate your company, for example, how the terms of participation will require you to restructure your executive compensation arrangements.

We have expanded the description of our TARP application under this section to include the requested information.

Mr. William C. Friar
December 16, 2008

2.
Disclose, if true, that the Treasury Department is not obligated to accept your application to participate in the Capital Purchase Program and that the estimated proceeds of your proposed sale of securities to the Treasury Department are not guaranteed.

We have expanded the description of our TARP application under this section to include a statement that the Treasury Department is not obligated to accept our application and the estimated proceeds of the proposed sale of securities are not guaranteed.

Pro Forma Financial Information, page 9

3.
Please revise your pro forma income statements for both September 30, 2008 and December 31, 2007 to separately present the pro forma adjustment included in the “increase in net income from assumed use in proceeds” line item.  This adjustment should instead be included in the total interest expense” and “provision for income taxes” line items, as appropriate, so that these amounts are included in pro forma net income.

The pro forma income statements for September 30, 2008 and December 31, 2007 have been revised to reflect the requested changes.

Incorporation of Certain Information By Reference, page 16

4.           Please confirm to us supplementally that:
•	you are eligible to incorporate by reference under Item 13(b)(1); or
•
if you intend to incorporate by reference pursuant to Item 13(b)(2), provide the disclosure required by Item 13(c)(2), including a statement that the information incorporated by reference is being delivered to security holders with the proxy statement.

We intend to incorporate by reference pursuant to Item 13(b)(2).  This section has been revised to include the disclosure required by Item 13(c)(2), including a statement that the information incorporated by reference is being delivered to security holders with the proxy statement.

Mr. William C. Friar
December 16, 2008

As requested by you, on behalf of the Registrant, we acknowledge that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should any additional questions arise, please contact the undersigned at (704)749-8954.

Very truly yours,

B.T. Atkinson
For Powell Goldstein

Enclosures

cc:           Jonathan E. Gottlieb
Jeffrey A. Paolucci